UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G (Rule 13d-102)

Information To Be Included In Statements Filed Pursuant
To Rules 13d-1(b), (c), and (d) and Amendments Thereto Filed
Pursuant To Rule 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 1)(1)

iBasis, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

450732-10-2

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

(1)  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 450732-10-2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ofer Gneezy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,210,932(2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 4,210,932(2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,210,932(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 9.37%

12.	Type of Reporting Person (See Instructions) IN

(2)  Includes 182,500 shares of common stock issuable upon exercise of options within 60 days of December 31, 2003. Also includes 50,000 shares held by The Ofer Gneezy 1999 Family Trust for the benefit of Mr. Gneezy's children. Mr. Gneezy disclaims beneficial ownership of the shares held be the Ofer Gneezy 1999 Family Trust.

Item 1.
(a)	Name of Issuer iBasis, Inc.
(b)	Address of Issuer’s Principal Executive Offices 20 Second Avenue Burlington, MA 01803

Item 2.
(a)	Name of Person Filing Ofer Gneezy
(b)	Address of Principal Business Office or, if none, Residence 20 Second Avenue Burlington, MA 01803
(c)	Citizenship United States of America
(d)	Title of Class of Securities Common Stock, par value $0.01 per share.
(e)	CUSIP Number 450732-10-2

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 4,210,932(3)
	(b)	Percent of class: 9.37%
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 4,210,932(3)
		(ii)	Shared power to vote or to direct the vote 0
		(iii)	Sole power to dispose or to direct the disposition of 4,210,932(3)
		(iv)	Shared power to dispose or to direct the disposition of 0

(3)  Includes 182,500 shares of common stock issuable upon exercise of options within 60 days of December 31, 2003. Also includes 50,000 shares held by The Ofer Gneezy 1999 Family Trust for the benefit of Mr. Gneezy's children. Mr. Gneezy disclaims beneficial ownership of the shares held be the Ofer Gneezy 1999 Family Trust.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2004
Date
/s/ Ofer Gneezy
Signature
President & CEO
Name/Title